0 82-04421

SUPPL

RECEIVED

2006 JUL 27 P 2:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EASTMAIN

RESOURCES INC.

SECOND QUARTERLY REPORT FOR THE PERIOD ENDING – April 30, 2006

Goldcorp, our strategic alliance partner, has confirmed that the Eastmain/Éléonore area is about to become Canada's newest gold mining district. During the period ending April 30, 2006, Goldcorp Inc. purchased the Éléonore project, including the Roberto gold deposit, from Virginia Gold Mines Inc. for an estimated $765 million. On April 27, 2006, Goldcorp Inc., Eastmain Resources Inc. and Azimut Exploration Inc. signed a Letter of Intent to form a new joint venture by combining the southern third of the Éléonore property with the Azimut C claim block to create the Éléonore South Property. Goldcorp has also agreed to increase its ownership in Eastmain Resources to 10%, with a third equity placement of $3.4 million. Subsequent to the end of the reporting period, the Corporation signed a Letter Agreement to purchase 100% of the Eastmain Gold Mine from Campbell Resources Inc. Upon completion of this transaction, Eastmain Resources Inc. will own two of the three gold deposits discovered to date in this emergent mining district, and have a major joint venture beside the newest and largest gold deposit in the region. Funding for exploration of Éléonore South will be derived from the Goldcorp private placement.

We believe enhanced activity in the Eastmain/Éléonore region, coupled with a strengthening in the price of gold will have a very positive long-term effect on our Company.

PROJECT UPDATE

Clearwater Project

In early March the Corporation initiated a 5,000-metre diamond drill program to trace the down-plunge or southeast-rake depth extension of the high-grade, gold-bearing quartz-tourmaline vein system at Eau Claire. This program tested the Eau Claire vein system at vertical depths of 400 to 800 metres. Drilling targeted the downward extension of mineralization intersected in hole 38 as well as mineralization below and lateral to hole 44. Hole 38 intersected 13.7 g/t gold across 5.0 metres including an interval grading 42.6 g/t gold across 1.5 metres (0.40 oz ton/16.4 ft including 1.24 oz ton/4.92 ft). Hole 44 intersected three parallel high-grade veins ranging from 11.9 to 20.4 g/t gold across intervals from 1.4 to 1.6 metres at 600 metres vertical depth (News release - November 11, 2004). Drill assay data will be released during the third quarter.

The continuity and extension of the vein system at Eau Claire may indicate a larger source and/or different type of gold mineralization either at depth or elsewhere on the property. Previous reports from the Roberto Gold deposit indicate that a similar high-grade, quartz-vein-type mineralization with visible gold has been located peripheral to the main sedimentary-type gold deposits at Roberto.

The Company submitted new permit applications for the completion of an all-weather gravel road and a surface bulk sample of the Eau Claire gold deposit. Preliminary estimates indicate the bulk sample may be a profitable exercise.

EASTMAIN RESOURCES INC.
Corporate Office: 36 Toronto Street, Suite 1000, M5H 2C5 • *Exploration Office*: RR #1, Orangeville, ON Canada L9W 2Y8
tel. [519] 940-4870 • fax [519] 940-4871
e-mail: robinson@eastmain.com • web site: www.eastmain.com

Éléonore South Property

Eastmain Resources Inc., Goldcorp Inc. and Azimut Exploration Inc. have signed a Letter of Intent to form a new joint venture which combines land from the Éléonore property with the Azimut C claim block. Eastmain will be the project operator and manage exploration on this new joint venture. The principal target is a high-priority, gold-in-soil anomaly which extends laterally for 14 kilometres and coincides with the mine geology. This project will be the focus of a minimum $1 million exploration campaign beginning in June 2006. Work will include detailed geochemical and geological surveys followed by trenching and diamond drilling.

Ruby Hill Acquisition and Eastmain Mine Property

Subsequent to the end of the period, the Corporation signed a Letter of Intent to purchase 100% of the Eastmain Gold Mine and its surrounding property from Campbell Resources Inc., in exchange for $2.5 million cash, 2 million common shares and 1 million warrants. This exchange is equivalent to a cash purchase of $16 per measured and indicated resource ounce of gold. Upon completion of the acquisition, Eastmain Resources will own two of the three known gold deposits located within the Eastmain/Éléonore district of James Bay, Québec. Total gold resources held by the Company in the region will increase to 560,000 ounces measured and indicated and 680,000 ounces inferred from the two deposits.

The Eastmain Gold Mine currently contains an estimated mineral resource of 255,750 ounces of gold. This estimate includes measured resources of 91,500 tons grading 0.268 ounces/ton and indicated resources of 786,600 tons at 0.294 ounces/ton. Previous exploration and development work on the Mine property includes an access ramp and lateral development on two levels as well as an air strip and permanent camp facilities.

The Eastmain Gold Mine is a copper-gold-silver, sulphide-hosted deposit consisting of three known zones, "A", "B" and "C". Previous drilling of the A zone intersected up to 13.44 g/t gold across 9.22 metres in hole 88-02 and 17.7 g/t gold, 25.1 g/t silver and 0.61% copper across 4.8 metres in hole 83-4. Drilling of the B Zone intersected up to 61.45 g/t gold across 8.95 metres in hole 88-45.

A detailed 3,200-line-kilometre VTEM airborne survey covering the Ruby Hill and Eastmain Mine properties completed in 2005 outlined numerous high-priority targets. Extensive data compilation is underway in preparation for a proposed $500,000 field program. The Eastmain Gold Mine was originally discovered by drilling an airborne geophysical anomaly.

Uranium Exploration

Subsequent to the end of the period, Eastmain and Ruby Hill Exploration Inc. sold the Thelon basin uranium claims in exchange for 508,836 shares of Western Uranium Corporation (WUC:TSX-V). Since the formation of the new Western Uranium Corporation, (Western News Release April 7, 2006) the stock has traded in a range between $2.70 and $1.25.

Our business plan is to provide our shareholders with leverage to rising uranium prices through the acquisition of high-priority geological targets and subsequently optioning or selling these projects to junior and senior exploration companies.

Financial Assets

The Company's current assets, comprised of cash, cash equivalents and short-term investments total $7,730,728. The Company also has an unrealized capital gain on investments of $350,000 and an estimated $0.34 million in resource credits receivable due from the Province of Québec. Goldcorp has also agreed to increase its interest in the Corporation to 10% through a third private placement, for proceeds of $3.4 million, subsequent to the end of the reporting period. The Corporation also holds 508,836 shares of Western Uranium Corporation acquired through the sale of its uranium claims.

Donald J. Robinson, Ph.D., P. Geo.
President and Chief Executive Officer
June 8, 2006

EASTMAIN RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited financial statements of Eastmain Resources Inc. (the "Company") for the six months ended April 30, 2006 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources and exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to, actual results of mineral exploration and development, availability of financing, changes in applicable regulations, mineral value, equity market fluctuations and cost and supply of materials.

This management's discussion and analysis is dated June 8, 2006.

Corporate Overview

The Company, incorporated under the laws of Ontario, is engaged in the mining, exploration and development of resource properties, primarily those containing gold, silver, copper, nickel and zinc, in Canada.

The Company is primarily focused on gold exploration in the Eastmain/Éléonore area of James Bay, Québec. The Company holds 12 properties covering over 1000 km^2 in this new mining district, including 100% interest in the Clearwater Project, which hosts a gold resource referred to as the Eau Claire gold deposit. Goldcorp Inc. recently purchased the Éléonore property, including the Roberto gold deposit, for approximately $765 million (Goldcorp news release, March 31, 2006). Goldcorp Inc., Eastmain Resources Inc. and Azimut Exploration Inc. subsequently formed a joint venture by combining one-third of the Éléonore property with the Azimut C claim block. The new property is now referred to as the Éléonore South Property. In addition, Goldcorp has agreed to increase its ownership of Eastmain to approximately 10%. Subsequent to the reporting period, the Company also signed a Letter of Intent to acquire 100% interest in the Eastmain Gold Mine from Campbell Resources Inc.

The Company has formed joint venture partnerships or strategic alliances with a number of mining companies including Falconbridge Limited (the "Falconbridge Joint Venture") and Goldcorp to capitalize on their technical, financial and marketing capabilities. The Company holds a 65% interest in a district-scale exploration project in joint venture with Falconbridge Limited (formerly Noranda Inc.). The joint venture is designed to locate gold and/or base metal deposits (copper, nickel and zinc) utilizing proprietary geophysical technology within trucking distance of Falconbridge's existing smelters.

Commencing with the fiscal year starting August 1, 2003, the Company changed its fiscal year-end from July 31 to October 31.

Overall Performance

The Company's total assets of $21,955,499 as at April 30, 2006 have increased from the $17,706,033 reported as at April 30, 2005. This change is largely due to investment in exploration properties and an increase in the Company's treasury position. As at April 30, 2006 the Company's current assets balance

was comprised of cash, cash equivalents, short-term investments, pre-paid expenses and sundry receivables totalling $7,730,728 compared to $5,678,967 as at April 30, 2005.

As a mineral exploration company, the Company relies on equity financing and government incentives to finance its operations. The Company's major financing activities took place during the first quarters of the fiscal years ending October 31, 2006 ("fiscal 2006") and October 31, 2005 (fiscal "2005"). Two private placements were completed during the quarter ended January 31, 2006 to raise gross proceeds of $5,240,600 through the issuance of 8,450,000 common shares with 4,225,000 common share purchase warrants attached and 1,813,526 flow-through common shares with 906,763 common share purchase warrants attached. During the quarter ended January 31, 2005, the Company completed a private placement to raise gross proceeds of $3,010,000 through the issuance of 4,300,000 flow-through common shares with 2,150,000 common share purchase warrants attached. In addition, proceeds of $225,000 were realized during the January 31, 2005 quarter upon the exercise of 500,000 share purchase warrants.

During the year ended October 31, 2004, ("fiscal 2004") the Company purchased the remaining interest of SOQUEM Inc. ("SOQUEM") in the Clearwater Project for $1,000,000 cash in two tranches, 500,000 common shares and 500,000 share purchase warrants, each share purchase warrant entitling the holder thereof to purchase one common share at an exercise price of $1.50 per share if exercised within 12 months and $2.00 per share if exercised within 24 months. The Company made the first cash payment of $500,000 and issued the 500,000 common shares and share purchase warrants to SOQUEM in 2004. A final cash payment of $500,000 was paid in September 2005 to finalize the acquisition of the Clearwater Project. As a result, the Company now holds 100% interest in the Clearwater Project subject to a 2% Net Smelter Return Royalty ("NSR"), in favour of SOQUEM. This cash cost during fiscal 2005 was offset by $427,655 in tax rebates received. During the second quarter ended April 30, 2006, the Company received exploration incentives and mining duty rebates in the amount of $1,585,500 from the Province of Québec and an estimated $340,000 tax rebate and mining duties are still owed to the Company by the Province of Québec in respect of claims to October 31, 2005.

There are significant uncertainties regarding the trends in gold, silver and other mineral prices and the availability of equity financing when proceeds are used for the purpose of mineral exploration and development. For instance, the price of gold, silver and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. The market price of gold fell from above US$350 per ounce for most of the 1990's to US$260 per ounce in 2001. Since that time gold has risen steadily to the present time reaching new highs exceeding US$600 per ounce. Increased gold prices in the last several years have encouraged the Company to engage in more active exploration and acquisition activities. Market conditions have also been influenced positively by Goldcorp's acquisition of the project in the Eastmain/Opinaca district. Apart from these factors, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

Results of Operations

Interest and dividend income is derived from the investment of funds for the period between the receipt of funds from equity placements and the disbursement of exploration expenditures. Interest and dividend income was $49,989 for the three months ending April 30, 2006 (2005 – $17,459) and $79,133 for the six months ended April 30, 2006 (2005 – $37,439). The increase is largely due to an increase of $2.5 million in cash and short-term investments in the second quarter of fiscal 2006 and a $1.5 million increase during the first quarter of fiscal 2006, as well as more favourable short-term interest rates on deposits throughout the six-month period ended April 30 2006 compared to the same period last year.

Net loss for the quarter ended April 30, 2006 was $119,508 compared to net income of $702,445 for the quarter ended April 30, 2005. During the quarter ended April 30, 2005, income of $1,083,600 was recognized from the recovery of future tax liabilities associated with the sale of flow-through shares, and a non-cash expense of $228,750 was recognized as being the Black-Scholes value of stock options issued as director, officer and employee compensation. Net loss for the quarter ended January 31, 2006 was

$206,524 compared to a net loss of $508,302 for the three months ended January 31, 2005. The largest components of the loss for the three months ended January 31, 2006 were the value of $425,550 assigned to the 1,125,000 stock options issued as director, officer and employee compensation, exercisable at a weighted average price of $0.68 for a period of five years, and the gain from the recovery of $365,607 in future income tax liabilities arising from the sale of flow-through shares. During the three months ended January 31, 2005, a value of $385,900 was assigned to stock option compensation and the future income tax recovery arising from the sale of flow-through shares amounting to $1,083,600 was recorded on the Company's balance sheet as a future income tax liability. Accounting policies regarding the recognition of costs related to stock option compensation and value of future tax liabilities arising from the sale of flow-through shares were adopted prospectively beginning with the fiscal year ended October 31, 2004.

For a description of the proposed future activities of the Company, see "Future Outlook" below.

Summary of Quarterly Information

	Quarter ended 04/30/2006	Quarter ended 01/31/2006	Quarter ended 10/31/2005	Quarter ended 07/31/2005
Revenue	$ 49,989	$ 29,144	$ 40,442	$ 40,019
Net Income (loss)	$(119,508)	$(206,524)	$(563,397)	$(93,489)
Per share basic	$(0.0020)	$(0.0038)	$(0.0110)	$(0.0019)
Per share diluted	$(0.0020)	$(0.0038)	$(0.0110)	$(0.0019)
	Quarter ended 04/30/2005	**Quarter ended 01/31/2005**	**Quarter ended 10/31/2004**	**Quarter ended 07/31/2004**
Revenue	$ 17,459	$ 19,980	$ (4,812)	$ 38,578
Net Income (loss)	$702,445	$(508,302)	$(2,000,853)	$(42,027)
Per share basic	$0.0100	$(0.0108)	$(0.044)	$(0.0011)
Per share diluted	$0.0100	$(0.0108)	$(0.044)	$(0.0011)

General and Administration expenses for the three months ended April 30, 2006 were lower than the three months ended April 30, 2005 by $6,400 (4%). General and Administration (G&A) expenses for the three months ended January 31, 2006 were 11% higher than the three months ended January 31, 2005, reflecting higher promotion and business development costs for the quarter. The average of G&A expenses for the six months ended April 30, 2006, was higher than the same period last year by $8,300 (2.9%). In accordance with generally accepted accounting principles, some significantly large, non-cash, income and expense items are recorded through the Company's financial statements. During the three months ended January 31, 2006, stock option compensation expense estimated at $425,550 was recorded, with an offsetting increase to contributed surplus. ($385,900 in 2005). The non-cash income component of capital stock issued with flow-through tax benefits during the three months ended January 31, 2006, amounted to $365,607 arising from the estimated recovery of future corporate income taxes. During the quarter ended January 31, 2005, in accordance with the Canadian Institute of Chartered Accountants "CICA" guidelines at that time, $1,083,600 in future income tax recoveries arising from the December 2004 issue of flow-through shares was recorded as a future income tax liability on the Company's balance sheet. This amount was subsequently recognized as income during the second quarter of fiscal 2005. The accounting standard reporting recommendation regarding the income component of flow through shares introduced in March 2004 was implemented during fiscal 2004 on a prospective basis. Under the recommendation, a part of the equity raised from flow-through shares is apportioned to current income, based on an estimate of the value of future income tax recoveries otherwise available to the Company that are being transferred to the shareholder.

Deferred Mining Property Costs and Exploration Expenditures

The Company's activities involve the exploration and development of gold and base metals on its properties in Ontario, Québec and New Brunswick. Gross exploration expenditures are as follows:

Project Expenditures by Quarter (in thousands of dollars)

Project	Quarter ended 04/30/2006 $	%	Quarter ended 01/31/2006 $	%	Quarter ended 10/31/2005 $	%	Quarter ended 07/31/2005 $	%
Clearwater	**498**	65	**44**	15	**801**	33	**109**	9
Falconbridge JV	**31**	4	**57**	19	**486**	20	**381**	32
Azimut C & D	**73**	10	**26**	9	**663**	27	**368**	31
Ruby Hill	**95**	13	**59**	20	**177**	7	**186**	16
Reserve Creek	**2**	0	**5**	1	**8**	1	**5**	0
Other	**64**	8	**109**	36	**293**	12	**137**	12
	763	100	**300**	100	**2,428**	100	**1,186**	100

Project	Quarter ended 04/30/2005 $	%	Quarter ended 01/31/2005 $	%	Quarter ended 10/31/2004 $	%	Quarter ended 07/31/2004 $	%
Clearwater	**91**	13	**217**	27	**1,542**	61	**356**	64
Falconbridge JV	**262**	38	**337**	42	**916**	36	**4**	1
Azimut C & D	**0**	0	**0**	0	**0**	0	**0**	0
Ruby Hill	**0**	0	**0**	0	**0**	0	**0**	0
Reserve Creek	**149**	22	**170**	21	**95**	4	**40**	7
Other	**189**	27	**87**	10	**(27)**	(1)	**157**	28
	691	100	**811**	100	**2,526**	100	**557**	100

Included in the "Other" category during the first and second quarters of fiscal 2006 were expenditures of $173,000 on other claims located within the Eastmain/Opinaca area of northern Québec. The Company's most significant and advanced property is the Clearwater Project. The Company acquired an option to earn SOQUEM's remaining ownership in the Clearwater Project during fiscal 2004 in exchange for cash and securities as described above, giving it 100% ownership of Clearwater, subject to a 2% NSR. The current focus is to increase the gold resource at the Eau Claire deposit through drilling and to locate a second deposit regionally on the Clearwater property. Upon approval of government permitting, the Company proposes to complete a bulk sample in order to determine the preliminary mining and economic parameters of the Eau Claire gold deposit, situated on the Clearwater property. As a result of Virginia Gold Mines' discovery of the Roberto gold deposit at Éléonore, the Company initiated an extensive gold exploration program on a number of properties in the Éléonore area. Deferred exploration expenditures on the Company's Québec projects are subject to approximately 50% mining duty and provincial refund to the Company.

Results from the Falconbridge Joint Venture MegaTEM airborne survey prompted the Company and Falconbridge to acquire over 1,000 mineral claim units in Ontario and Québec. Expenditures to date have funded 14,500 line-kilometres of airborne geophysical surveys, generating 225 isolated anomalies. The MegaTEM airborne geophysical system is designed to detect volcanic massive sulphide (VMS) copper-zinc-silver deposits, nickel-copper-platinum group element deposits and some gold ore deposits within covered terrain. A $1,464,649 follow-up diamond drill program tested 35 priority targets in 2005. A $500,000 diamond drill program is proposed for 2006 to test high-priority gold and base metal targets.

Exploration at Reserve Creek, Ontario in fiscal 2004 and fiscal 2005 included geological and geophysical surveys covering known gold zones and their lateral extensions. The Company has suspended work indefinitely on the property until the vendor can demonstrate unrestricted beneficial ownership of the

property and unequivocal certainty that mining operations will be permitted without restriction as defined in the Letter Agreement.

Project generation expenditures also prompted the acquisition of four new gold projects located in the James Bay region of Québec. Over 250,000 acres are currently held in 11 projects covering areas of highly prospective and under-explored geology. Follow-up airborne geophysical surveys on six projects have been completed. An extensive soil sampling and prospecting program has defined prospective targets for detailed follow-up.

In March of 2005, the Company acquired an option from Azimut Exploration Inc. to earn 50% interest in two properties covering 185 km^2. These projects are located in key positions near the Éléonore Property where Virginia Gold Mines recently discovered the Roberto gold deposit. Eastmain doubled its strategic land position in the Opinaca/Eastmain region of Québec by staking an additional 186 km^2 of land northwest of the discovery area. Eastmain and Azimut recognize Roberto as a major gold discovery that may lead to the establishment of a mining camp. Initial work on the Company's holdings has included extensive surface prospecting and geochemical surveys.

In April 2005 the Company acquired an option to earn 100% interest in certain mineral properties (the "Ruby Hill Property") located within the Upper Eastmain River greenstone belt from Ruby Hill Exploration Inc. ("Ruby Hill"). The Company can earn 100% interest in the Ruby Hill Property by making a cash payment of $10,000 and issuing 150,000 common shares of the Company to Ruby Hill. Upon the initial signing of a Letter Agreement, the Company paid $10,000 in cash and issued 50,000 common shares. The Company issued a final installment of 100,000 common shares to Ruby Hill in February 2006 prior to the second anniversary of the agreement in accordance with the option. Ruby Hill holds a 2.5% Net Smelter Return Royalty, subject to an optional buy-out by the Company of 1.5% of the royalty for $1.5 million. The Ruby Hill Property consists of 136 claim units covering 70 km^2 in three groups. The Company staked an additional 48 claim units, covering 25 km^2, adjoining the Ruby Hill claims. A VTEM airborne survey was flown over the Ruby Hill Property and the adjacent Eastmain Gold Mine property, owned by Campbell Resources Inc. (see Subsequent Events on page 8).

The cost of exploration and development is recorded on a property-by-property basis and deferred in the Company's accounts pending recovery, based on the discovery and/or extraction of economically recoverable reserves. When it is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has adopted a policy whereby the deferred exploration expenditures on a given property shall be reduced as the banked provincial assessment credit of the property declines. The determination of property write-downs, if required, is usually performed at the fiscal year-end.

Liquidity and Capital Resources

In fiscal 2006, during the quarter ended January 31, 2006, the Company raised proceeds of $4.8 million, net of issue costs, in common share issue financing activities from which it invested $0.3 million on acquisitions and exploration of mineral resource properties and increased its working capital position by $4.4 million. As at April 30, 2006 cash, cash equivalents and short-term investments, pre-paid expenses and sundry receivables on hand totalled $7.7 million. Current liabilities were $0.7 million and the Company has no long-term debt. Accordingly, as the Company's working capital requirements are approximately $50,000 per month, and as all exploration expenditures to be made by the Company are discretionary, management believes the Company has sufficient working capital to fund the ongoing overheads and cost of its exploration activities for the year ending October 31, 2006. During the current fiscal year, the Company has successfully undertaken two private placement financings and it may contemplate other placements if it believes that market conditions are appropriate.

In the first semester of fiscal 2005, the Company completed a private placement issue of 4,300,000 flow-through units at $0.70 during the quarter ended January 31, 2005 to raise gross proceeds of $3,010,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each full share purchase warrant was exercisable to acquire one common share at a price of $0.85 until

December 30, 2005. These warrants expired unexercised. The funds generated from that issue of shares were deployed primarily in the exploration and development of the Falconbridge Joint Venture and Québec exploration properties.

As of December 1, 2005 the Company has entered into a lease agreement for office space in the amount of $2,000 per month for a term of 12 months.

Since the properties held by the Company do not currently generate any operating income, the Company is reliant on equity markets over the long term to raise capital to fund its exploration activity. In the past the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

Cash on hand, for future exploration costs, is invested in term deposits, bonds and certificates of deposit with maturities matching the Company's cash flow requirements which, in management's opinion, yields the greatest return with the least risk. The Company's policy is to maintain its investment portfolio in very low-risk liquid securities, which are selected and managed under advice from independent professional advisors.

Short-term investments are subject to changes in valuation depending on market fluctuations at the date of reporting. If required, a provision for valuation losses is reported in the operating results. During the three months ended April 30, 2006 the Company realized a gain on the disposal of short-term investments in the amount of $704. During the previous quarter the Company realized losses on the disposal of short-term investments in the amount of $12,013. As at April 30, 2006, the Company has unrealized capital gains on investments of $349,800.

For tax year-ends after December 31, 2005, non-capital losses can be carried forward and used to offset future gains for a period of twenty years, after which they expire. (Ten years for losses in tax years ending prior to December 31, 2005 and seven years for losses in tax years ending prior to March 22, 2004). To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its mineral exploration nature, generates non-capital tax losses which are not recognized on the income statement because, at this point in time, it is more likely that they will not be used to offset tax liabilities within their ten-year life. Canadian tax legislation allows an enterprise to issue securities to investors whereby the deductions for tax purposes relating to resource expenditures may be claimed by the investors and not by the enterprise. These securities are referred to as flow-through shares. Under recommendation number 146 issued by the Emerging Issues Committee (EIC-146) regarding generally accepted accounting principles (GAAP) for the accounting treatment of flow-through shares, the issuer recognizes part of the proceeds from the sale of flow-through shares as tax credits associated with the expenditures being transferred to the shareholders, records this amount as a future income tax liability and the rest of the net proceeds as shareholders' equity. As a result, the Company has recorded a future income tax recovery in fiscal 2006 of $365,607 in connection with the issue of flow-through shares in the quarter ended January 31, 2006. Last year, the Company had recorded a future tax liability of $1,083,600 in order to recognize the estimated tax component associated with the issue of 4,300,000 flow-through shares during the quarter ended January 31, 2005. Upon clarification of the accounting treatment required under this recommendation, it was determined that the Company could recover this future tax liability into income immediately rather than some time in the future, as previously reported. Income from the complete amortization of this future tax liability was recorded in the quarter ended April 30, 2005. No flow-through financing activities were undertaken during the quarter ended April 30, 2006.

During the Quarter ended April 30, 2006, 25,000 stock options were exercised and 100,000 shares were issued in exchange for mining claims. During the quarter ended January 31, 2006, 5,741,995 share purchase warrants were issued in connection with share capital financing activities and 2,421,285 share purchase warrants expired without being exercised. As at January 31, 2006, 6,241,995 share purchase warrants remain outstanding with an average exercise price of $0.76 which, if exercised, would result in proceeds of $4,732,296 to the Company. During that same quarter 1,125,000 stock options were issued as director, officer and employee compensation; 25,000 stock options were exercised and 150,000

options expired without being exercised. As at April 20, 2006, 3,500,000 options were outstanding with an average exercise price of $0.57, which if exercised, would result in proceeds of $1,993,250 to the Company. During fiscal 2006, the Company received $1,585,500 in resource credits from the Province of Québec and a further estimated $340,000 in resource credits is receivable from the Province of Québec for claims up to October 31, 2005. Québec resource credits are refunds from the government that are paid to companies exploring for precious metals in Québec, subject to verification and adjustment by the Québec Ministry of Natural Resources. The Ministry is experiencing delays in processing claims and since no confirmation of the amount outstanding of the Company's refund has as yet been received, the estimated refund outstanding has not been recognized as income in the Company's financial statements.

Transactions with Related Parties

Related party transactions include $12,500 per month salary paid to the President of the Company. Consulting fees of $425 per day are paid to a service provider of the Company.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of June 8, 2006, there are 61,341,204 common shares outstanding. In addition, as of June 8, 2006, 3,500,000 common share purchase options are outstanding, and 6,241,995 share purchase warrants are outstanding.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These critical accounting estimates significantly affect the values attributed to the following line items in the Company's financial statements: mining properties and deferred exploration expenditures; total assets; shareholders' equity; stock based compensation; total expenses; loss for the period before extraordinary items; net loss; deficit; and basic and diluted loss per share.

These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control. Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on the stock-based compensation and hence results of operations. The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity-price risk, operating risk, ownership and political risk and currency risk, as well as environmental risk. The ability of the Company to obtain necessary financing to complete the development of its properties and obtain future profitable production is uncertain.

Change in Accounting Policy

The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new option awards granted on or after August 1, 2003.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance-sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and cash-equivalent portfolio. To minimize risk, the funds are managed by independent financial advisors with ultimate administration by the Company. The investments are recorded at the lower of cost or market value.

Future Outlook

The Company is focusing its efforts on exploring for gold and base metal deposits in Eastern Canada, with an emphasis on the Eastmain/Opinaca region of Northern Québec. The Company has initiated environmental permit applications for road work and a bulk-mining sample to determine the economic and mining parameters of the Eau Claire gold deposit at Clearwater. Extensive target generation activities included 7,000 line-kilometres of airborne geophysical surveys combined with approximately 7,500 soil geochemical samples and 1,000 rock samples on eight properties. Detailed geochemical surveys, geological mapping, prospecting, trenching and diamond drilling are planned for 2006.

Eastmain and Falconbridge drill tested 35 priority MegaTEM targets in 2005. There are 190 priority MegaTEM anomalies which remain untested. Follow-up geophysical surveys and drilling are recommended for 2006.

Acquisition, exploration and development expenditures for fiscal 2006 are forecast to be approximately $0.5 million for Ontario and $3.5 million for Québec.

Subsequent events

1. The Company has signed a Letter of Intent with Campbell Resources Inc. "Campbell" (CCH – TSX) by which the Company would acquire the Eastmain Mine Property in exchange for $2.5 million cash, two million common shares of Eastmain Resources Inc. and one million common share purchase warrants. Campbell retains a 2% net smelter royalty "NSR" on the mine property and Eastmain Resources Inc. will have the right to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold. The transaction is subject to regulatory approvals.

2. The Company has signed a Letter of Intent with GOLDCORP INC. ("Goldcorp") (G:TSX, GG:NYSE) pursuant to which Goldcorp will acquire from the Company, by way of private placement, two million common shares at a price of $0.70 per share and two million flow-through common shares at a price of $1.00 per share, for total gross proceeds of $3.40 million. In addition, Goldcorp will acquire one million common share purchase warrants and one million flow through common share purchase warrants. Each common share purchase warrant will entitle the holder to purchase one common share in the capital of the Company, at the exercise price of $0.80 per share for a period of one year following closing; each flow-through common share purchase warrant will entitle the holder to purchase one flow-through common share in the capital of the Company, at the exercise price of $1.25 per flow-through share for a period of one year following closing. Upon completion of the offering, Goldcorp will own approximately 9.9% of the outstanding common shares of the Company.

Completion of the offering is subject to receipt of all necessary regulatory approvals, the entering into of a subscription agreement and the entering into of a letter agreement providing for a three-way joint venture between Goldcorp Inc., the Company and Azimut Exploration Inc. for certain properties located in James Bay, Québec. A minimum of $2 million of the proceeds derived from the offering will be expended on the Éléonore South Property as defined in the three-way joint venture. Subject to the completion of the offering, the Company and Goldcorp have agreed to extend their strategic alliance for another 5 years.

3. In June 2006, the Company received 508,836 shares of Western Uranium Corporation (WUC: TSX-V) in exchange for prospecting permits and mineral claims covering approximately 486,000 acres in the Thelon Basin of Nunavut and the Northwest Territories as represented by its 50% ownership in Ruby Hill Exploration Inc.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the Clearwater Project is based upon the technical report entitled "Clearwater Project (1170) – Report on the 2004 Exploration Activities for Eastmain Resources Inc." dated December 30, 2005 which was prepared by E. Canova and M.J. Perkins (the "Clearwater Report"). E. Canova is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and has verified the data underlying the statements contained herein concerning the Clearwater Project. Further information concerning the Clearwater Project is contained in the Clearwater Report available at www.sedar.com.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

In preparing the financial statements, great care is taken to use appropriate generally accepted accounting principles and estimates, considered necessary by management, to present the financial position and results of operations on a fair and consistent basis. The principal accounting policies followed by the Company are summarized in Note 2 to the Company's audited financial statements.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. The Company believes that its systems provide the appropriate balance in this respect.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the financial statements, management's discussion and analysis and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

NOTICE TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED APRIL 30, 2006
EASTMAIN RESOURCES INC.

Responsibility for Financial Statements:

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles were set out in the October 31, 2005 audited financial statements. Only changes in accounting information have been discussed in the current financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, using careful judgment, estimates and approximations have been made. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Eastmain Resources Inc. have not performed a review of the unaudited financial statements for the three and six months ended April 30, 2006 and April 30, 2005.

EASTMAIN RESOURCES INC.

BALANCE SHEETS
(PREPARED BY MANAGEMENT – UNAUDITED)

	April 30, 2006	April 30, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 3,221,166	$ 2,167,194
Short-term investments (Note 2)	4,021,777	3,331,750
Prepaid and sundry receivables (Note 5b)	487,785	180,023
	7,730,728	5,678,967
Investments (Note 3)	79,200	12,000
Equipment (Note 4)	93,246	70,117
Mining properties and deferred exploration expenditures (Note 5a)	14,052,325	11,944,949
	$ 21,955,499	$ 17,706,033
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 696,005	$ 515,398
Shareholders' equity		
Capital stock		
Authorized –		
Unlimited common shares		
Issued –		
Common shares (Note 6)	23,787,086	20,073,916
Warrants (Note 8)	943,882	1,911,403
Contributed Surplus (Note 9)	3,256,278	950,150
Deficit	(6,727,752)	(5,744,834)
	21,259,494	17,190,635
	$ 21,955,499	$ 17,706,033

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended April 30, 2006	Three Months Ended April 30, 2005	Six Months Ended April 30, 2006	Six Months Ended April 30, 2005
Revenue				
Interest and dividends	$ 49,989	$ 17,459	$ 79,133	$ 37,439
	49,989	17,459	79,133	37,439
Expenses				
Amortization	8,176	5,436	16,036	10,279
Professional fees	14,429	10,407	20,944	13,350
General and administration	147,597	154,021	296,933	288,617
Stock option compensation (Note 7)	-	228,750	425,550	614,650
	170,201	398,614	759,463	926,896
Loss for the period before the following:	(120,212)	(381,155)	(680,330)	(889,457)
Gain (loss) on sale of investments	704	-	(11,309)	-
Future income tax recovery	-	1,083,600	365,607	1,083,600
NET INCOME (LOSS) FOR THE PERIOD	(119,508)	702,445	(326,032)	194,143
DEFICIT, beginning of period	(6,608,244)	(6,447,279)	(6,401,720)	(5,938,977)
DEFICIT, end of period	$ (6,727,752)	$ (5,744,834)	$ (6,727,752)	$ (5,744,834)

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

STATEMENTS OF CASH FLOWS
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended April 30, 2006	Three Months Ended April 30, 2005	Six Months Ended April 30, 2006	Six Months Ended April 30, 2005
Cash Provided by (used in)				
OPERATING ACTIVITIES				
Loss for the period	$ (119,508)	$ 702,445	$ (326,032)	$ 194,143
Adjustments not affecting cash:				
Amortization	8,175	5,436	16,036	10,279
Stock option compensation (Note 7)	-	228,750	425,550	614,650
Loss (gain) on sale of investments	(704)	-	11,309	-
Future income tax recovery	-	(1,083,600)	(365,607)	(1,083,600)
Change in non-cash working capital items	132,103	269,831	(1,127,513)	(84,946)
	20,066	122,862	(1,366,257)	(349,474)
FINANCING ACTIVITIES				
Issue of common shares, net of costs	9,601	116,567	4,849,234	3,170,470
	9,601	116,567	4,849,234	3,170,470
INVESTING ACTIVITIES				
Purchase of equipment	(5,861)	(15,822)	(8,279)	(15,822)
Mining properties and deferred exploration expenditures	(621,248)	(678,215)	(923,186)	(1,426,488)
Purchase of short-term investments	(2,336,421)	48,791	(2,590,125)	(1,740,302)
Government grants received	1,624,963	-	1,624,963	-
Proceeds and redemptions from the sale of short-term investments	199,232	-	1,191,299	-
	(1,139,335)	(645,246)	(705,328)	(3,182,612)
Change in cash and cash equivalents	(1,109,668)	(405,817)	2,777,649	(361,616)
Cash and cash equivalents, beginning of period	4,330,834	2,573,011	443,517	2,528,810
Cash and cash equivalents, end of period	$ 3,221,166	$ 2,167,194	$ 3,221,166	$ 2,167,166

The attached notes form an integral part of these financial statements.

1. THE COMPANY

Eastmain Resources Inc. (the "Company") is a publicly held company, engaged in the mining, exploration and development of resource properties. The Company is incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange.

The Company's principal assets are the properties as listed in Note 5.

2. SHORT-TERM INVESTMENTS

Bonds and other securities are carried at the lower of cost or market value.

3. INVESTMENTS

Investments in public companies are recorded at cost. Quoted market value – $ 429,000 ($ 72,000 in 2005). The investment represents shares in Dianor Resources Inc. that were acquired in exchange for geological data.

4. EQUIPMENT

The equipment is recorded at cost and is comprised as follows:

	Cost	Accumulated Amortization	Net Book Value Apr. 30, 2006	Net Book Value Apr. 30, 2005
Computer equipment	$ 29,146	$ 13,168	$ 5,978	$ 9,088
Field equipment	161,157	83,889	77,268	51,029
	$190,303	$ 97,057	$ 93,246	$ 70,117

5. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) The mining properties and deferred exploration expenditures are recorded at cost and are comprised as follows:

Project	Balance Oct. 31, 2005 (audited) $	Net Expenditures $	Government Grants $	Write Down $	Balance Apr. 30, 2006 (unaudited) $
Clearwater	6,822,379	542,064	(1,605,573)	-	5,758,870
Falconbridge JV	3,284,686	88,281	-	-	3,372,967
Reserve Creek	613,642	6,597	-	-	620,239
Azimut Blocks C & D	1,125,218	98,898	-	-	1,224,116
Ruby Hill	409,029	153,296	-	-	562,325
Quebec Projects	1,475,356	153,990	(93,700)	-	1,535,646
Ontario Projects	21,763	-	-	-	21,763
New Brunswick Projects	850,194	19,232	-	-	869,426
Other	86,335	638	-	-	86,973
	14,688,602	1,062,996	(1,699,273)	-	14,052,325

5. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The following is a breakdown of mining properties and deferred expenditures by expenditure type for the Company's significant projects for the six months ended April 30, 2006.

Project	Balance Oct. 31, 2005 (audited) $	Drilling & Assays $	Technical Surveys $	Project Acquisition $	Grants & Write Downs $	Total $	Balance Apr. 30, 2006 (unaudited) $
Clearwater	6,822,379	510,150	28,574	3,340	(1,605,573)	(1,063,509)	5,758,870
Falconbridge JV	3,284,686	44,589	25,002	18,690	-	88,281	3,372,967
Reserve Creek	613,642	247	6,336	14	-	6,597	620,239
Azimut C	565,086	6,212	19,680	32,250	-	58,142	623,228
Azimut D	560,132	2,014	13,742	25,000	-	40,756	600,888
Ruby Hill	409,029	499	30,378	122,419	-	153,296	562,325
Other	2,433,648	27,624	86,629	59,607	(93,700)	80,160	2,513,808
Total	14,688,602	591,335	210,341	261,320	(1,699,273)	(636,277)	14,052,325

b) As at April 30, 2006 the Company has outstanding Mining Duties and Refundable Tax Credits from Resources Québec and Revenue Québec in respect to claims up to October 31, 2005 amounting to approximately $340,000 ($900,000 as at April 30, 2005). As the Company has not received confirmation of these refunds, these amounts have not been reflected in these financial statements.

6. CAPITAL STOCK

	Shares	Amount
Issued and outstanding, October 31, 2005 (audited)	50,927,678	$ 20,106,316
Private placement (i)	1,813,526	1,015,576
Warrant valuation (i)		(111,532)
Private placement (ii)	8,450,000	4,225,000
Warrant valuation (ii)		(680,225)
Exercise of stock options	50,000	22,250
Exercise of stock options – Black-Scholes valuation		17,025
Flow-through tax effect (iii)		(365,607)
Cost of issue – cash (i)		(66,500)
Cost of issue – Black-Scholes valuation (i)		(15,862)
Cost of issue – cash (ii)		(347,092)
Cost of issue – Black-Scholes valuation (ii)		(77,763)
Issued in exchange for mining claims (iv)	100,000	65,500
Issued and outstanding, April 30, 2006 (unaudited)	61,341,204	$ 23,787,086

i) In December 2005, the Company issued 1,813,526 flow-through units at a price of $.56 per unit for gross proceeds of $1,015,576. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.65 per share until December 7, 2006. In connection with the private placement, management subscribed for $65,576 of the offering. The agent for the private placement was paid a 5% commission. In

6. CAPITAL STOCK (continued)

addition to the commission, the agent received compensation warrants to purchase 127,232 shares at a price of $0.65 per share until December 7, 2006 (Note 9). In connection with the issue of this private placement, the value assigned to the issue of 1,033,995 warrants was $127,394. The assumptions used for the valuation of the warrants were: dividend yield 0%, expected volatility 61%, risk-free interest rate 3.8% and an expected life of 12 months.

ii) In December 2005 the Company issued 8,450,000 units at a price of $0.50 per unit for gross proceeds of $4,225,000. Each unit consisted of one common share and one-half share purchase warrant. Each complete warrant gives the warrant holder the right to buy one common share of the Company at a price of $0.65 per share until December 28, 2007. The agent for the private placement was paid a 5% commission. In addition to the commission, the agent received compensation warrants to purchase 483,000 shares (Note 9). The fair value of the share purchase warrants has been estimated using the Black-Scholes pricing option model and is disclosed as a separate item in shareholders' equity. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 61%, risk-free interest rate 3.9% and an expected life of 24 months. The value assigned to the 4,708,000 warrants was $757,988.

iii) The Company adopted EIC-146 where the Company has to recognize a future tax liability, and the shareholders' equity reduced, on the date that the Company renounces the tax credits associated with expenditures from flow-through proceeds. The Company is then allowed to offset the future income tax liability against unrecognized future income tax assets if certain criteria are met. As a result, the Company recorded a $365,607 future income tax recovery for the period ($1,083,600 was recognized as a deferred income tax liability during the three months ended January 31, 2005).

iv) The Company issued 100,000 of its common shares to Ruby Hill Exploration Inc. in completion of the Company's agreement to buy Ruby Hill Exploration Inc.'s mining claims in the Eastmain River Belt.

7. STOCK OPTIONS

The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. A maximum of 5,000,000 common shares may be issued under the plan from time-to-time at prices not less than the market price of the common shares at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant.

	Number of Options	Weighted Average Exercise Price
Outstanding, October 31, 2005 (audited)	2,575,000	$ 0.54
Granted	1,125,000	$ 0.68
Cancelled or expired	(150,000)	$ 0.61
Exercised	(50,000)	$ 0.45
Outstanding, April 30, 2006 (unaudited)	3,500,000	$ 0.57

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	0
Expected volatility	61%
Risk-free interest rate	3.9% - 4.0%
Expected option term – years	5

7. STOCK OPTIONS (continued)

Stock options outstanding as at April 30, 2006

Expiry Date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
May 2006	-	100,000	0.34
February 2007	-	200,000	0.26
October 2008	136,825	325,000	0.55
January 2009	67,300	100,000	0.88
November 2009	340,500	750,000	0.64
February 2010	30,500	100,000	0.48
April 2010	198,250	650,000	0.43
June 2010	44,700	150,000	0.42
November 2010	57,400	200,000	0.52
January 2011	368,150	925,000	0.72
	1,243,625	3,500,000	

8. WARRANTS

	Number of Warrants	Weighted Average Exercise Price
Outstanding, October 31, 2005 (audited)	2,921,285	$ 1.00
Granted	5,741,995	$ 0.65
Cancelled or expired	(2,421,285)	$ 0.85
Exercised	-	$ -
Outstanding, April 30, 2006 (unaudited)	6,241,995	$ 0.76

For purposes of the warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	0
Expected volatility	61%
Risk-free interest rate	3.8 – 3.9%
Expected warrant term – years	1.0-2.0

Warrants outstanding as at April 30, 2006

Expiry Date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
September 2006	58,500	500,000	2.00
December 2006	127,394	1,033,995	0.65
December 2007	757,988	4,708,000	0.65
	943,882	6,241,995	

9. SUPPLEMENTARY INFORMATION

During the six months ended April 30, 2006, 2,421,285 warrants expired and 50,000 stock options were exercised. The value originally attributed to these warrants has been transferred to contributed surplus.

As at April 30, 2006 contributed surplus is comprised of the following:	
Balance, October 31, 2005 (audited)	$ 2,692,791
Options granted	425,550
Options exercised	(17,025)
Warrants expired	154,962
Balance, April 30, 2006 (unaudited)	$ 3,256,278

10. RELATED PARTY TRANSACTIONS

Management wages to a director	$ 70,000
Geological and administrative fees and out of pocket expenditures to a private company controlled by a manager of the Company	$ 52,653

11. LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended April 30,		Six Months Ended April 30,	
	2006	2005	2006	2005
Basic loss per share	$ (0.00)	$ 0.01	$ (0.01)	$ 0.00
Diluted loss income per share	$ (0.00)	$ 0.01	$ (0.01)	$ 0.00
Numerator:				
Net loss for the period	$ (119,508)	$ 193,143	$ (326,032)	$ (508,302)
Denominator:				
Weighted average of basic common shares	57,679,934	48,951,925	57,679,934	48,951,925
Weighted average of diluted common shares	57,679,934	48,951,925	57,679,934	48,951,925

12. SUBSEQUENT EVENTS

1. The Company has signed a Letter of Intent with Campbell Resources Inc. ("Campbell") (CCH – TSX) by which the Company would acquire the Eastmain Mine Property in exchange for $2.5 million cash, two million common shares of Eastmain Resources Inc. and one million common share purchase warrants. Campbell retains a 2% net smelter royalty "NSR" on the mine property and Eastmain Resources Inc. will have the right to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold. The transaction is subject to due diligence and regulatory approvals.

12. SUBSEQUENT EVENTS (continued)

2. The Company has signed a Letter of Intent with GOLDCORP INC. ("Goldcorp") (G:TSX, GG:NYSE) pursuant to which Goldcorp will acquire from the Company, by way of private placement, two million common shares at a price of $0.70 per share and two million flow-through common shares at a price of $1.00 per share, for total gross proceeds of $3.40 million. In addition, Goldcorp will acquire one million common share purchase warrants and one million flow through common share purchase warrants. Each common share purchase warrant will entitle the holder to purchase one common share in the capital of the Company, at the exercise price of $0.80 per share for a period of one year following closing; each flow-through common share purchase warrant will entitle the holder to purchase one flow-through common share in the capital of the Company, at the exercise price of $1.25 per flow-through share for a period of one year following closing. Upon completion of the offering, Goldcorp will own approximately 9.9% of the outstanding common shares of the Company.

Completion of the offering is subject to receipt of all necessary regulatory approvals, the entering into of a subscription agreement and the entering into of a letter agreement providing for a three-way joint venture between Goldcorp Inc., the Company and Azimut Exploration Inc. for certain properties located in James Bay, Québec. A minimum of $2 million of the proceeds derived from the offering will be expended on the Éléonore South Property as defined in the three-way joint venture. Subject to the completion of the offering, the Company and Goldcorp have agreed to extend their strategic alliance for another 5 years.

3. In June 2006, the Company received 508,836 shares of Western Uranium Corporation (WUC: TSX-V) in exchange for prospecting permits and mineral claims covering approximately 486,000 acres in the Thelon Basin of Nunavut and the Northwest Territories representing all of its 50% ownership in Ruby Hill Exploration Inc., a private company.

OFFICERS AND DIRECTORS

Donald J. Robinson, Ph.D., P. Geo
President, CEO, Director

James L. Bezeau
Chief Financial Officer

Catherine I. Butella
Exploration Manager

Vincent Jourdain, P. Eng. Ph.D.
District Manager, Quebec

Jay Goldman,
Corporate Secretary

Ian J. Bryans, *
Director

John A. Hansuld, Ph.D. *
Director

Richard W. Hutchinson, Ph.D.
Director

William L. Koyle *
Director

Neil Hillhouse, Ph.D.
Special Advisor

* Member of Audit Committee

AUDITORS

Stern & Lovrics
1200 Sheppard Ave. East, Suite 406
Toronto (North York), Ontario, Canada M2K 2S5

CORPORATE SERVICES

Duguay & Ringler
360 Bay Street, Suite 500
Toronto, Ontario, Canada, M5H 2V6

LEGAL COUNSEL

Goodman & Carr
200 King Street West, Suite 2300
Toronto, Ontario, Canada, M5H 3W5

TRANSFER AGENT

Equity Transfer Services Inc.
120 Adelaide St. West, Suite 420
Toronto, Ontario, Canada M5H 4C3

SHARES LISTED

Symbol: ER
The Toronto Stock Exchange

CORPORATE OFFICE

36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

EXPLORATION OFFICE

RR#1, 834572, 4th Line Mono Township
Orangeville, Ontario
Canada L9W 2Y8

CONTACTS

Don Robinson/Cathy Butella

Tel: (519)940-4870 Fax: (519)940-4871
Email: robinson@eastmain.com
butella@eastmain.com

Corporate Communications:

Chad Steward

Tel: (604)996-5026
Email: ircommunications@telus.net

WEBSITE: www.eastmain.com

Notes

EASTMAIN RESOURCES INC.
Corporate Office: 36 Toronto Street, Suite 1000, M5H 2C5 • *Exploration Office*: RR #1, Orangeville, ON Canada L9W 2Y8
tel. [519] 940-4870 • fax [519] 940-4871
e-mail: robinson@eastmain.com • web site: www.eastmain.com